Exhibit 99.3

Industry Guide 3 - Return on Equity and Assets Ratios

U.S. GAAP	Q2 2011	Q1 2011(1)	For the Six-Months Ended Q2/11(1)	For the Year Ended October 31, 2010(1)
Return on Assets	0.95%	1.16%	1.06%	0.83%
Return on Equity	17.6%	21.8%	19.7%	14.9%
Dividend Payout Ratio	48%	38%	43%	58%
Equity to Asset Ratio	6.33%	6.28%	6.33%	6.61%

(1)

The ratios have been revised mainly due to the restatement of the estimated loss on the disposition of Liberty Life that we recorded in the fourth quarter of 2010. Refer to Note 17 to our Q2 2011 unaudited Interim Consolidated Financial Statements.

*	Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.